December 8, 2005


Mail Stop 4561

Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re:	Nomura Holdings, Inc.
	Form 20-F for Fiscal Year Ended March 31, 2005
	File No. 1-15270

Dear Mr. Koga:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

							Sincerely,



Joyce Sweeney
Accounting Branch Chief